SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.

(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On December 16, 2003 at 11:00 a.m. (Israel time), Aladdin Knowledge Systems Ltd. (the “Registrant”) held its Annual and Extraordinary General Shareholders Meeting at the Registrant’s offices at 15 Beit Oved Street, Tel Aviv, Israel (the “Meeting”). A copy of the notice of the Meeting, the Proxy Statement and the Proxy Card relating to the Meeting was filed on Form 6-K by the Registrant on November 12, 2003. The Registrant is announcing that all nine resolutions proposed at the Meeting were duly passed.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: February 12, 2004